experian®

RECEIVED

Ref: rh

10 July 2007

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA





07025211

SUPPL

Dear Sirs:

Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022

We wish to amend our 12g3-2(b) application and we hereby inform you that the Company's website address, through which certain Company's documents and communications will be made available, is www.experiangroup.com.

Other Company documents and communications will continue to be submitted by way of "paper copy" and we attach a revised list of information required to be published, which indicates (i) those documents and communications which will be made available on the Company's website and (ii) those documents and communications which will continue to be submitted by way of "paper copy".

Yours faithfully

Ronan Hanna
Deputy Company Secretary

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Enc.

Experian Group Limited
Registered in Jersey no. 93905
Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX
Branch registered in Ireland no. 905565
Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

EGL001/0

ANNEX I

Experian Group Limited
(Incorporated under the Companies (Jersey) Law 1991
as a public limited company and registered in Jersey with Registered No. 93905
the "Company")

Disclosure/Reporting Requirements
(i) pursuant to the laws of Jersey;
(ii) pursuant to the requirements of the JFSC, the FSA and the LSE; or
(iii) information to be distributed to holders of the Company's securities.

Event requiring public filing or disclosure	Period for filing or disclosure	Authority	Availability
Memorandum and articles of association	To the registrar of companies on incorporation	Companies (Jersey) Law 1991	Paper copy
Amendments to memorandum and articles of association	Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 21 days of the amendment taking effect	Companies (Jersey) Law 1991 Listing Rules	Paper copy
Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR))	The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the	Companies (Jersey) Law 1991 Listing Rules FSA's Disclosure and Transparency Rules ("**DTR**")	Website

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	meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end To the registrar of companies within 7 months of the Company's financial year end To the FSA, within 6 months of the financial period to which the accounts relate		
Preliminary announcement of results for the Company's financial year-end	To a Regulatory Information Service ("**RIS**") as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates	Listing Rules	Website
Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement	Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates. The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least 5 years	DTR	Website
Interim management statement giving a general description of the issuer's financial position and performance	This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period	DTR	Website
Notices of general meetings with explanatory circulars and proxy voting forms	To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings	Companies (Jersey) Law 1991 Listing Rules Company's articles of association	Paper copy
Annual return	To the registrar of companies before the end of February in every year after the year in which it is incorporated	Companies (Jersey) Law 1991	Paper copy

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Annual information update referring to all information that has been made available to the public over the previous 12 months	To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts	Prospectus Rules	Website
All special resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares	To the registrar of companies within 21 days of the passing of the resolution	Companies (Jersey) Law 1991	Paper copy
Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting	To the FSA as soon as possible after the meeting	Listing Rules	Paper copy
Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities	To the registrar of companies within 21 days and to a RIS as soon as possible	Companies (Jersey) Law 1991 Listing Rules	Website
Resolution to reduce share capital and court order and minutes relating thereto	Resolution to be filed with the registrar of companies within 21 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court	Companies (Jersey) Law 1991	Paper copy
Notice of any important change in the functions or executive responsibilities of a director	To a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director	Listing Rules	Website
Notice of change of directors	To a RIS as soon as possible and no later than the end of the business day following the decision by the Company. If the change relates to the appointment of a new director, notification of the director's previous directorships must be given within 5 days.	Listing Rules	Website
Notice of change of registered office	To the registrar of companies on occurrence	Companies (Jersey) Law 1991	Paper copy
Change in the Company's name	To the registrar of companies within 21 days of the passing of the resolution and to a RIS and the FSA in writing and a	Companies (Jersey) Law 1991	Website

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	copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA. Change of name takes effect from the date on which the certificate of incorporation on change of name is issued	Listing Rules	
Notice of purchase of own shares	Proposal to purchase own shares to RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible Notify a RIS of share return as soon as possible. Special resolution sanctioning share purchase to be filed with registrar of companies within 21 days of the passing of the resolution	Companies (Jersey) Law 1991 Listing Rules	Website
Notice of location of share register and any change of location	To the registrar of companies within 14 days of occurrence	Companies (Jersey) Law 1991	Paper copy
Notification of change of accounting reference date	To a RIS as soon as possible	Companies (Jersey) Law 1991 Listing Rules	Website
Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer	To a RIS as soon as possible	DTR	Website
Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA	To the FSA at the same time as they are issued	Listing Rules	Paper copy
Announcements of Board decisions on dividends, profits and other matters requiring announcements	To a RIS as soon as possible and not later than 7:30 a.m. on the next business day	Listing Rules	Website
Any amendments of rights attaching to any class of listed	To a RIS as soon as possible	Listing Rules	Website

securities or any security in respect thereof listed equity securities which are converted into equity shares			
Any redemption of listed shares	To a RIS as soon as possible	Companies (Jersey) Law 1991 Listing Rules	Website
Basis of equity securities offered to public for cash and of open offers to shareholders	To a RIS as soon as possible	Listing Rules	Website
Any extensions of time granted for the currency of temporary documents of title	To a RIS as soon as possible	Listing Rules	Website
The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities	To a RIS as soon as possible	Listing Rules	Website
The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities	To a RIS as soon as possible	Listing Rules	Website
Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules	To a RIS as soon as possible after terms agreed	Listing Rules	Website
Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules	Final copies to the FSA at the time of the issue	Listing Rules	Paper copy
Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange	To the FSA at least two business days prior to consideration of the application for admission to listing.	Financial Services and Markets Act 2000 Listing Rules	Paper copy
Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up	To a RIS as soon as possible	Listing Rules	Website
Notification of information disclosed in accordance with section 75 of the Companies (Jersey) Law 1991 relating to the obligation	Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of	DTR	Website

to disclose certain major interests in the share capital of a company and DTR 5	treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue		
Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company disclosed in accordance with the Disclosure Rules and section 74 of the Companies (Jersey) Law 1991	To a RIS (by the end of the business day following receipt by the Company of the information)	Listing Rules DTR	Website
Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares	To a RIS when 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded	Listing Rules	Website
Variation and disposals of equity shares under an exemption allowed in the lock-up arrangements	To a RIS as soon as possible	Listing Rules	Website
Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers	To a RIS within the period specified under the City Code on Takeovers and Mergers	Takeover Code	Website

END